Exhibit 99.1

Sapiens Reports Fourth Quarter 2023 Financial Results

February 20, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the fourth quarter ended December 31, 2023.

Summary Results for Fourth Quarter 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2023	Q4 2022	% Change	Q4 2023	Q4 2022	% Change
Revenue	$130.9	$119.5	9.5%	$130.9	$119.5	9.6%
Gross Profit	$55.9	$50.3	11.2%	$59.4	$53.8	10.4%
Gross Margin	42.8%	42.1%	70 bps	45.4%	45.0%	40 bps
Operating Income	$20.1	$16.5	21.9%	$24.2	$21.1	14.7%
Operating Margin	15.4%	13.8%	160 bps	18.4%	17.6%	80 bps
Net Income (*)	$17.0	$13.4	27.0%	$20.1	$18.0	11.4%
Diluted EPS	$0.30	$0.24	25.0%	$0.36	$0.32	12.5%

Summary Results for Full Year end 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	2023	2022	% Change	2023	2022	% Change
Revenue	$514.6	$474.7	8.4%	$514.8	$474.8	8.4%
Gross Profit	$219.6	$200.2	9.7%	$233.0	$213.5	9.1%
Gross Margin	42.7%	42.2%	50 bps	45.3%	45.0%	30 bps
Operating Income	$78.9	$66.5	18.6%	$94.1	$83.5	12.8%
Operating Margin	15.3%	14.0%	130 bps	18.3%	17.6%	70 bps
Net income (*)	$62.4	$52.6	18.7%	$75.0	$67.2	11.7%
Diluted EPS	$1.12	$0.95	17.9%	$1.35	$1.21	11.6%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “In 2023, Sapiens executed its growth strategy across our regions and product lines, achieving an 8.4% growth in non-GAAP revenue and bolstering non-GAAP operating profit by an impressive 12.8%. Our ARR in the fourth quarter was $164.8 million, a growth of 13.5% compared to the fourth quarter of 2022.

Our North American and European businesses have shown robust growth, and we are well-positioned to sustain growth in these markets in 2024. We completed multiple successful go-lives globally and demonstrated noteworthy expansion of our market share by signing about 30 new deals with both new and existing customers across core, Data, digital, and cloud in P&C, Workers’ Comp, Life, and Reinsurance. Furthermore, we anticipate continued momentum and growth with new logos and cross-selling opportunities within our existing accounts across all regions throughout 2024.”

“Key initiatives that will guide our strategic direction in 2024 include our continued transition to SaaS with all our products, with our evolved Sapiens Insurance Platform, an end-to-end integrated business-led SaaS platform with advanced technology and data capabilities,” continued Mr. Al-Dor. “In North America, EMEA, and APAC, we are increasing our headcount across sales, marketing, and product marketing to drive success. We remain focused on further expansion in North America, leveraging our investments in the region, and increasing our market share in Europe where we have a strong footprint.”

“We are introducing 2024 guidance for non-GAAP revenue in a range of $550 million to $555 million, and non-GAAP operating margin in a range of 18.1% to 18.5%,” concluded Mr. Al-Dor.

Quarterly Results Conference Call

Management will host a conference call and webcast on February 20, 2024, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-888-642-5032

International: 972-3-9180609

UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com +1 917-533-4782	Investors Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	130,859	119,463	514,584	474,736
Cost of revenue	74,910	69,158	294,990	274,573

Gross profit	55,949	50,305	219,594	200,163

Operating expenses:
Research and development, net	16,084	15,251	63,475	58,656
Selling, marketing, general and administrative	19,776	18,573	77,251	75,016
Total operating expenses	35,860	33,824	140,726	133,672

Operating income	20,089	16,481	78,868	66,491

Financial and other expenses (income), net	(560)	(1,097)	1,750	941
Taxes on income	3,624	4,276	14,251	12,619

Net income	17,025	13,302	62,867	52,931

Attributable to non-controlling interest	52	(65)	423	336

Net income attributable to Sapiens’ shareholders	16,973	13,367	62,444	52,595

Basic earnings per share	0.30	0.24	1.13	0.95

Diluted earnings per share	0.30	0.24	1.12	0.95

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,733	55,140	55,372	55,117

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,910	55,521	55,721	55,570

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	130,859	119,463	514,584	474,736
Valuation adjustment on acquired deferred revenue	55	23	220	92
Non-GAAP revenue	130,914	119,486	514,804	474,828

GAAP gross profit	55,949	50,305	219,594	200,163
Revenue adjustment	55	23	220	92
Amortization of capitalized software	1,501	1,517	5,775	5,840
Amortization of other intangible assets	1,865	1,929	7,396	7,375
Non-GAAP gross profit	59,370	53,774	232,985	213,470

GAAP operating income	20,089	16,481	78,868	66,491
Gross profit adjustments	3,421	3,469	13,391	13,307
Capitalization of software development	(1,543)	(1,238)	(6,518)	(6,097)
Amortization of other intangible assets	1,169	1,115	4,403	4,783
Stock-based compensation	698	759	3,658	3,960
Acquisition-related costs (*)	318	472	339	1,033
Non-GAAP operating income	24,152	21,058	94,141	83,477

GAAP net income attributable to Sapiens’ shareholders	16,973	13,367	62,444	52,595
Operating income adjustments	4,063	4,577	15,273	16,986
Taxes on income	(955)	78	(2,693)	(2,411)
Non-GAAP net income attributable to Sapiens’ shareholders	20,081	18,022	75,024	67,170

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

GAAP operating profit	20,089	16,481	78,868	66,491

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	55	23	220	92
Amortization of capitalized software	1,501	1,517	5,775	5,840
Amortization of other intangible assets	3,034	3,044	11,799	12,158
Capitalization of software development	(1,543)	(1,238)	(6,518)	(6,097)
Stock-based compensation	698	759	3,658	3,960
Compensation related to acquisition and acquisition-related costs	318	472	339	1,033

Non-GAAP operating profit	24,152	21,058	94,141	83,477

Depreciation	1,115	1,034	3,865	4,242

Adjusted EBITDA	25,267	22,092	98,006	87,719

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022

Revenues	130,914	130,760	128,354	124,776	119,486
Gross profit	59,370	59,260	57,992	56,363	53,774
Operating income	24,152	24,058	23,417	22,514	21,058
Adjusted EBITDA	25,267	24,777	24,393	23,569	22,092
Net income to Sapiens’ shareholders	20,081	19,080	18,610	17,253	18,022

Diluted earnings per share	0.36	0.34	0.33	0.31	0.32

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022

North America	54,882	54,848	52,116	50,371	50,801
Europe	65,239	64,662	62,960	64,572	56,910
Rest of the World	10,793	11,250	13,278	9,833	11,775

Total	130,914	130,760	128,354	124,776	119,486

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	90,399	77,702	342,156	300,241
Pre-production implementation services (**)	40,515	41,784	172,648	174,587

Total Revenues	130,914	119,486	514,804	474,828

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	48,815	42,120	182,154	161,534
Pre-production implementation services (**)	10,555	11,654	50,831	51,936

Total Gross profit	59,370	53,774	232,985	213,470

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	54.0%	54.2%	53.2%	53.8%
Pre-production implementation services (**)	26.1%	27.9%	29.4%	29.7%

Gross Margin	45.4%	45.0%	45.3%	45.0%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

Three months ended
December 31,
2023	2022
164,840	145,188

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022

Cash-flow from operating activities	38,646	3,988	14,603	22,188	14,430
Increase in capitalized software development costs	(1,543)	(1,638)	(1,679)	(1,658)	(1,238)
Capital expenditures	(421)	(696)	(775)	(634)	(400)
Free cash-flow	36,682	1,654	12,149	19,896	12,792

Cash payments attributed to acquisition-related costs(*) (**)	221	-	-	30	1,100

Adjusted free cash-flow	36,903	1,654	12,149	19,926	13,892

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	126,716	160,285
Short-term bank deposit	75,400	20,000
Trade receivables, net and unbilled receivables	90,273	93,382
Other receivables and prepaid expenses	22,514	11,640
Total current assets	314,903	285,307

LONG-TERM ASSETS
Property and equipment, net	12,661	12,021
Severance pay fund	3,605	3,996
Goodwill and intangible assets, net	317,352	319,661
Operating lease right-of-use assets	23,557	33,688
Other long-term assets	17,546	13,671
Total long-term assets	374,721	383,037

TOTAL ASSETS	689,624	668,344

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	6,291	9,415
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	77,873	76,962
Current maturities of operating lease liabilities	6,623	9,063
Deferred revenue	38,541	30,720
Total current liabilities	149,124	145,956

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	39,543	59,275
Deferred tax liabilities	10,820	11,363
Other long-term liabilities	11,538	13,312
Long-term operating lease liabilities	21,084	28,432
Redeemable non-controlling interest	-	89
Accrued severance pay	7,568	7,063
Total long-term liabilities	90,553	119,534

EQUITY	449,947	402,854

TOTAL LIABILITIES AND EQUITY	689,624	668,344

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the Twelve months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	62,867	52,931
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	21,439	22,240
Accretion of discount on Series B Debentures	64	85
Capital loss from sale of property and equipment	195	26
Stock-based compensation related to options issued to employees	3,658	3,960

Net changes in operating assets and liabilities, net of amount acquired:
Decrease (increase) in trade receivables, net and unbilled receivables	3,960	(21,860)
Decrease in deferred tax liabilities, net	(3,003)	(10,134)
Decrease (increase) in other operating assets	(5,402)	7,729
Increase (decrease) in trade payables	(3,580)	4,634
Decrease in other operating liabilities	(8,948)	(8,171)
Increase (decrease) in deferred revenues	7,266	(7,738)
Increase in accrued severance pay, net	909	78
Net cash provided by operating activities	79,425	43,780

Cash flows from investing activities:

Purchase of property and equipment	(2,574)	(2,757)
Proceeds from (investments in) deposits	(55,499)	26
Proceeds from sale of property and equipment	48	54
Payments for business acquisitions, net of cash acquired	(8,060)	(3,466)
Capitalized software development costs	(6,518)	(6,097)
Acquisition of intellectual property	(177)	(200)
Net cash used in investing activities	(72,780)	(12,440)

Cash flows from financing activities:
Proceeds from employee stock options exercised	4,809	-
Distribution of dividend	(28,144)	(38,579)
Repayment of Series B Debenture	(19,796)	(19,796)
Acquisition of non-controlling interests	(161)	-
Dividend to non-controlling interest	(47)	-
Net cash used in financing activities	(43,339)	(58,375)

Effect of exchange rate changes on cash and cash equivalents	3,125	(2,923)

Decrease in cash and cash equivalents	(33,569)	(29,958)
Cash and cash equivalents at the beginning of period	160,285	190,243

Cash and cash equivalents at the end of period	126,716	160,285

Debentures Covenants

As of December 31, 2023, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

■	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

■	Actual shareholders’ equity (excluding non-controlling interest) equal to $447.3 million.

Covenant 2

■	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

■	Actual ratio of net financial indebtedness to net capitalization equal to (46.48)%.

Covenant 3

■	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

■	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.46).